                                                                   Exhibit D-1.8

                                                               Exhibit No. PGE-7
                                                       Application Under FPA 203
                                             of Pacific Gas and Electric Company
                                                            and PG&E Corporation


                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION




Pacific Gas and Electric Company           )  Docket No. EC02-31-000
PG&E Corporation                           )             EL02-36-000 and
            On Behalf of Its Subsidiaries  )             CP02-38-000
            Electric Generation LLC,       )
            ETrans LLC and GTrans LLC      )



                                DIRECT TESTIMONY

                                       OF

                     STEWART C. MYERS AND A. LAWRENCE KOLBE



November 30, 2001

                               Table of Contents

I.   BACKGROUND AND QUALIFICATIONS..............................   1

II.  SUMMARY OF TESTIMONY.......................................   3

III. THE IMPACT OF PG&E'S FINANCIAL DISTRESS....................  14

IV.  SPECIAL ISSUES RAISED BY PG&E'S FINANCIAL DISTRESS.........  21

V.   IMPLICATIONS FOR THE PUBLIC INTEREST.......................  27

VI.  SUMMARY OF CONCLUSIONS.....................................  36

Exhibit No. PG&E-7-1A:  Qualifications of Stewart C. Myers

Exhibit No. PG&E-7-1B:  Qualifications of A. Lawrence Kolbe

Exhibit No. PG&E-7-1C:  Event Study Methodology and Results

Exhibit No. PG&E-7-1D:  Technical Note on the Cost of Capital

I.   BACKGROUND AND QUALIFICATIONS

Q.   (Myers) Please state your name and business address.

A. My name is Stewart C. Myers. My business address is The Brattle Group, Inc. ("Brattle"), 44 Brattle Street, Cambridge, Massachusetts 02138.

Q.   Please state your current positions.

A. I am the Gordon Y Billard Professor of Finance at MIT's Sloan School of Management, a Research Associate of the National Bureau of Economic Research and a Brattle Principal.

Q.   Please briefly summarize your professional qualifications.

A. I am past President of the American Finance Association and coauthor, with Richard A. Brealey, of the leading graduate corporate finance text. I hold an A.B. from Williams College, and M.B.A. and Ph.D. degrees from Stanford University. My research focuses generally on valuation, cost of capital, capital structure and financing policy, and on a range of specific topics, including the effects and costs of financial distress. I have served as a consultant or expert witness on financial issues in a wide range of industries, including electric power. I have testified before the Federal Energy Regulatory Commission (the "FERC" or "Commission") in several proceedings, including the Williams Pipeline Case,

     FERC Docket OR 79-1. Exhibit No. PGE-7-1A contains a more detailed statement of my qualifications.

Q.   For what purpose have you been retained in this proceeding?

A. A. Lawrence Kolbe and I have prepared the following testimony and exhibits in support of the Federal Power Act Section 203 application of Pacific Gas and Electric Company ("PG&E") and its parent, PG&E Corporation ("PG&E Corp."), on behalf of PG&E Corp.'s subsidiaries, Electric Generation LLC, ETrans LLC and GTrans LLC. We have been asked to analyze PG&E's proposed Plan of Reorganization (the "Plan") from the viewpoint of modern finance, and to determine the financial and economic effects of the Plan on the public interest.

Q.   (Kolbe) Please state your name and business address.

A. My name is A. Lawrence Kolbe. My business address is The Brattle Group, Inc., 44 Brattle Street, Cambridge, Massachusetts 02138.

Q.   Please state your current position.

A.   I am a Brattle Principal.

Q.   Please briefly summarize your professional qualifications.

A. Among other duties, I lead the financial economics practice at Brattle. I hold a B.S. from the U.S. Air Force Academy and a Ph.D. in economics from MIT. I have analyzed the cost of capital, the required rate of return, investment risk and valuation in a variety of regulatory settings. I have published on all of these topics, including two books that focus on risk and return for rate-regulated companies. I have testified on financial issues in more than a dozen industries, regulated and unregulated, in many venues in the United States and abroad. This includes testimony before the Commission. Exhibit No. 7-1B contains a more detailed statement of my qualifications.

Q.   For what purpose have you been retained in this proceeding?

A. Stewart C. Myers and I have prepared the following testimony and exhibits in support of the Federal Power Act Section 203 application of PG&E and PG&E Corp., on behalf of its subsidiaries, Electric Generation LLC, ETrans LLC and GTrans LLC. We have been asked to analyze PG&E's proposed Plan of Reorganization from the viewpoint of modern finance, and to determine the financial and economic effects of the Plan on the public interest.

II. SUMMARY OF TESTIMONY

Q.   What questions does your testimony address?

A.   The following three general questions:

     . What are the financial consequences of PG&E's current financial distress and bankruptcy?

     . What are the financial consequences of PG&E's getting out of financial distress, assuming the Plan is approved and implemented?

     .  What do these financial consequences imply for the public interest?

Q.   What are the most important financial attributes of the Plan?

A. PG&E, a wholly owned subsidiary of PG&E Corp., is a vertically integrated utility which has interests in the following lines of business: gas and electric distribution, electric transmission, gas transmission, and electric generation. PG&E filed for bankruptcy on April 6, 2001. If the Plan is approved and implemented, PG&E will emerge from bankruptcy with the new structure summarized in Figure 1./1/

     PG&E's electric generation, gas transmission and electric transmission businesses will reside in three new corporations, Electric Generation LLC ("Gen"), GTrans LLC ("GTrans") and ETrans LLC ("ETrans"), respectively. The three new corporations will be owned by Newco Energy Corporation, which will in turn be owned by PG&E Corp. PG&E will retain its gas and electric distribution business, but will become a separate public

________________________

/1/ Figure 1 is a simplification based on Exhibit C-4 of the Section 203 Application of PG&E and PG&E Corp. See also the Testimony of Kent M. Harvey.

     corporation ("Reorganized PG&E") spun off to PG&E Corp.'s existing shareholders. It will no longer be a subsidiary of PG&E Corp. PG&E Corp. will remain a public corporation and will be renamed as part of these transactions.

                                   Figure 1
          Corporate Structure of Pacific Gas and Electric Company and
      PG&E Corporation After Implementation of the Plan of Reorganization

                                    [CHART]

     Reorganized PG&E will be regulated by the California Public Utilities Commission ("CPUC"). Gen, ETrans and GTrans will be regulated by the Commission. Collectively, we refer to these four companies as "PG&E's successor companies" or "PG&E's successors."

Q.   How will these companies be financed?

A. After the Plan is implemented, there will be four new regulated companies requiring financing from capital markets. Reorganized PG&E, as a separate, public corporation, will rely on a mixture of debt and publicly traded shares. Gen, ETrans and GTrans will not seek external equity financing, since they are indirect subsidiaries of PG&E Corp. However, they will require significant amounts of debt capital: the Plan calls for debt issues of $2,400 million for Gen, $900 million for GTrans and $1,050 million for ETrans. Debt financing on this scale will be forthcoming, at reasonable interest rates, only if the new companies have solid credit ratings. This in turn requires that the new companies be sufficiently profitable to service the new debt with a sufficient margin of safety. We understand that the Plan should provide such a margin.

    Under the Plan, PG&E emerges relatively quickly from bankruptcy as an investment-grade borrower. Solid credit ratings are vital to reassure investors that the company will not slide back into financial distress and again incur the costs of financial distress.

Q.  What do you mean by "costs of financial distress?"

A. We mean the costs incurred by PG&E because of its deteriorating financial position and because of the threat, and then the actual occurrence, of bankruptcy. A long line of financial research has demonstrated and measured the costs of financial distress. These costs can be painfully high in some circumstances, but relatively small in others. We believe that PG&E falls in the high-cost category.

Q.  Can you identify the costs of financial distress more specifically?

A.  Costs of financial distress include:

    . The direct costs of bankruptcy and reorganization, including legal and administrative costs and the costs of negotiating and implementing a reorganization or sale of assets. Additional operating costs and inefficiencies can also be incurred, because management must focus scarce time and attention on the financial crisis rather than on improving efficiency and service. A bankrupt company may face difficulties in its normal course of business. (For example, we understand that PG&E is not now in a position to negotiate long-term, wholesale contracts for purchased power.) These costs absorb resources that could have been put to other productive economic or public purposes.

    . Investments curtailed or foregone. Companies in bankruptcy may be able to keep their basic operations ticking over, and may be able to meet demands of new customers acquired in the ordinary course of business. But a company in financial distress does not have normal access to financial markets. Investment projects necessary to expand or improve efficiency can be stalled or blocked. Without these investments, customer service and cost-efficiency inevitably deteriorate.

     . Availability and costs of financing. For a company in bankruptcy, additional capital for major investments in modernization and expansion is rarely available. But a company in financial distress incurs extra financing costs even if it escapes bankruptcy. For example, lenders demand higher interest rates and more elaborate and restrictive covenants. Equity investors are reluctant to contribute additional capital to companies in financial distress.

    These costs will become more serious the longer PG&E stays in bankruptcy. For example, PG&E is maintaining its day-to-day operations, and covering the costs of providing service to new customers, by suspending payments to its creditors and dividends to shareholders. This is obviously not a permanent financing solution.

Q. Are these costs more serious for PG&E than for a ordinary, unregulated company?

A. PG&E is not an ordinary company. It is a regulated utility charged with providing services that are vital to the public. That is why PG&E's financial distress is so unusual and so unusually costly. It is surely in the public interest for PG&E to emerge from bankruptcy as a financially sound company (or companies), with its financial distress solved once and for all.

Q.  Why is PG&E's financial distress so unusual?

A. Financial distress usually means a combination of (1) declining profitability and value of the firm's assets and (2) a heavy debt burden. But PG&E's financial distress was not caused by heavy borrowing and has not impaired the long-run value and productivity of its assets. In addition, PG&E is a regulated company, so the legal and regulatory framework for PG&E post-bankruptcy is critically important. The design of PG&E's post-bankruptcy capital structure must be consistent with that framework and allow PG&E's successors to raise significant amounts of new capital on reasonable terms.

Q.  How do you know that PG&E is incurring serious costs of financial distress?

A. We have direct evidence of costs to PG&E. This evidence is drawn from the financial markets' reactions to PG&E's financial distress and bankruptcy. Between November 2000 and March 2001, the month before PG&E declared bankruptcy, PG&E Corp.'s shares dropped by 56%, a loss of $5.8 billion in market value. This loss in value reflects the market's judgment of the cost to shareholders of all of PG&E's losses and setbacks over this period, including PG&E's unsuccessful attempts to reduce its losses by obtaining rate relief or regulatory changes from the CPUC.

    PG&E's financial distress became actual bankruptcy on April 6, 2000. The announcement of bankruptcy drove down PG&E Corp. shares by 39%, an additional loss of $1.7 billion in market value. (Later we show how these losses were calculated, and also show losses adjusted for contemporaneous changes in stock-market or industry indexes. The adjusted value losses are approximately the same as the unadjusted losses.)

    The bottom line is that PG&E's Corp.'s shares fell by about $7.5 billion over a five-month period of financial distress. There were large additional losses incurred by the creditors of PG&E and PG&E Corp. These losses to debt and equity investors are largely attributable to the costs of financial distress.

Q.  Why are value losses to investors relevant to the public interest?

A. There are two reasons. First, the public interest is harmed by PG&E's costs of financial distress. These costs are borne not only by PG&E's investors, but also by other parties, including customers and suppliers. Thus we do not say that the value losses to investors are complete or exact measures of current or expected future costs of financial distress. But the magnitudes of these value losses show that PG&E's financial distress is a very serious matter.

    Second, PG&E's successor companies can serve its customers reliably and economically only if they continue to invest. Investment requires capital from financial markets. Investors, having seen, or endured, massive losses in PG&E's financial meltdown, will contribute fresh capital on reasonable terms to PG&E's successors only if they have confidence that the chance of further meltdown is remote. Otherwise, fresh capital will be difficult to raise, required returns on capital that is raised will be high, and investment will be high, and investment will be discouraged or constrained.

Q. What will be the value gain if the Plan is implemented and PG&E escapes financial distress?

A. We cannot measure the impact of the Plan on market value while PG&E remains in bankruptcy. However, we believe that the financial consequences of actual implementation of the Plan would be positive and substantial. Investors evidently share this belief: PG&E Corp's market value rebounded by about $1 billion on September 20 and 21, 2001, when the Plan was announced. (As we explain below, about half of this rebound can be attributed directly to the announcement.)

Q.  What are the Plan's specific public interest benefits?


A. From the perspective of modern finance, the Plan benefits the public interest in three ways.

    . PG&E and its successor companies will no longer bear the costs of financial distress and will be able to resume full operations. For example, Reorganized PG&E will be able to make long-term contracts to purchase wholesale power, not only from Gen, but from other suppliers. Its management will be able to redirect effort to reducing costs and improving service, rather than dealing with the financial, legal and business problems of a company in bankruptcy.

    . A basic feature of the Plan is the separation of the various lines of PG&E's existing businesses into individually financed companies, three of which come under Commission jurisdiction. This makes good financial sense. PG&E and its successor companies will be able to access capital markets immediately on reasonable terms. In due course, these companies should be able to reduce the overall returns required by investors to practical minimums. This benefits consumers, because required returns must be recovered in the rates customers pay. In addition, lower required returns reduce the costs of undertaking major new investments, for example in electric transmission and distribution capacity. The corporate and regulatory structure of the Plan is key to these benefits.

    . The separation of PG&E's existing businesses also makes financial sense for Reorganized PG&E. Effectively all of its assets will be devoted to essential retail services. Investors in Reorganized PG&E should be able to rely on the essential nature of these services, and the stable cash flows they should generate, as reassurance of an adequate return, despite the ongoing uncertainties in California. Also, the power purchase agreement between Gen and Reorganized PG&E will provide a substantial fraction of Reorganized PG&E's power requirements at prices substantially lower than market prices during the California electricity crisis.

    . Investors in utilities and in suppliers to utilities (e.g., power producers), both in California and nationwide, will see that the legal and regulatory system can work out fair, prompt and efficient solutions to severe financial and market problems. Investors and suppliers will be more confident that problems encountered in the future can be solved in the same way. Confidence is important. For example, lack of confidence by investors translates into higher costs and more restrictive covenants on debt financing.

    These benefits are amplified, compared to an ordinary company in bankruptcy, because PG&E provides a vital public service.

Q.  How is the rest of your testimony organized?

A. Section III establishes the magnitude of the costs of financial distress for PG&E, as revealed by the losses in value to investors in PG&E Corp.'s shares. Section IV analyzes the costs of PG&E's financial distress and bankruptcy more specifically. We stress the differences between PG&E and unregulated companies in financial distress. Section V discusses the public interest implications of our analysis from the viewpoint of modern finance. Section VI summarizes our conclusions.

III. THE IMPACT OF PG&E'S FINANCIAL DISTRESS ON INVESTORS

Q.   Why measure the costs of financial distress?

A. Financial research has shown that financial distress and bankruptcy can be costly and burdensome./2/ However, most of this research focuses on financial distress in ordinary corporations, not regulated utilities like PG&E. Thus it is important to know whether costs of financial distress and bankruptcy are large or small, material or immaterial, for PG&E. We can obtain direct evidence of at least part of those costs by examining the impact of PG&E's distress and bankruptcy on the market value of PG&E's parent, PG&E Corp./3/

______________________

/2/ For a discussion of these costs see the survey article by L. Senbet and J. Seward, "Financial Distress, Bankruptcy and Reorganization," Chapter 28, Finance, R. Jarrow, V. Maksimovic, and W. Ziemba, eds. Elsevier Science, New York, 1995. See also R. Brealey and S. Myers, Principles of Corporate Finance, 6th ed., Irwin McGraw-Hill, 2000, Chapter 18, and G. Andrade and
     S. Kaplan, "How Costly is Financial (not Economic) Distress? Evidence from Highly Leveraged Transactions That Became Distressed," Journal of Finance, Vol. 53, October 1998, pp. 1443-1493. For a case study see L. Weiss and K. Wruck, "Information Problems, Conflicts of Interest, and Asset Stripping:
     Chapter 11's Failure in the Case of Eastern Airlines," Journal of Financial Economics, 48, 1998, pp. 55-97.

/3/ As noted above, the costs to PG&E's shareholders are only part of the total costs of the company's financial distress and bankruptcy.

    This measurement also indicates how much investors have lost from PG&E's financial distress. As discussed in Section V, capital will be forthcoming, on reasonable terms, only if investors have confidence that the chance of further problems is remote. Of course the Plan is designed to give investors the necessary confidence going forward.

Q. How do you measure the effects of PG&E's financial distress on the market value of PG&E Corp.?

A. We use an "event study." Event studies measure the impact of specific events on the market values of securities. They compare actual prices or returns on or around the event date to the prices or returns that would be expected absent the event.

Q.  How do you know the stock price absent the event?

A. We predict it using standard statistical techniques./4/ Our first step was to determine how the price of PG&E Corp. shares normally responded to changes in overall market or industry indexes. Then we compared the actual change in PG&E Corp.'s stock price for the event period with the normal price change absent the event. This "absent-the-event" price change is the change that would have occurred during the event period, given the changes in market and industry indexes during that period. The difference between the

____________________
/4/ See for example Brown, S. and J. Warner, "Measuring Security Price Performance," Journal of Financial Economics 8, 1980, pp. 205-258.

    actual and normal price change is usually called an abnormal return. Abnormal returns can be calculated for a single day, or for several days surrounding a particular event or announcement. Abnormal returns can also be cumulated over a period of several weeks or months. Exhibit No. 7-1C provides more detail on these procedures.


Q.  What event periods did you examine?

A.  We measured value changes to PG&E Corp. shareholders over three periods:

    . November 2000 through March 2001, a period when PG&E was clearly in financial distress but not yet in bankruptcy.

    .    The days surrounding PG&E's bankruptcy announcement on April 6, 2001.

    . The days surrounding September 20, 2001, to assess the specific impact of PG&E's announcement of the Plan.

Q.  What did you find?

A. Table 1 reports our results. For each panel, the first column is the abnormal return, expressed as a percentage change in PG&E Corp.'s stock price. The second column is the corresponding total loss in the market value of PG&E Corp.'s shares, in billions of dollars.

    Panel A of Table 1 reports value losses to PG&E Corp.'s equity investors from the start of November, 2000 to the end of March, 2001. The first row of Panel A shows the percentage and total dollar losses reported in Section II above. These losses are not adjusted for declines in stock-market or industry indexes.

    The estimates in the second row of Panel A do account for market and industry changes. We adjusted for changes in the Standard & Poor's 500 index, an index of non-California utilities, and changes in the stock price for Sempra Energy, the parent of San Diego Gas & Electric ("SDG&E"). ( SDG&E is a utility exposed to events in the California market, but not subject to the same financial stresses as PG&E and Southern California Edison ("SCE").) The cu mulative adjusted value loss was 59%, or $6.3 billion.


                                                              Table 1
                                   Financial Impacts of Financial Distress & Bankruptcy for PG&E
                                     (Change in PG&E Corp. Equity Value; Dollars in Billions)
----------------------------------------------------------------------------------------------------------------------
                                      Panel A                       Panel B                            Panel C
                                   November 2000                                                  Announcement of
                                         to                 Bankruptcy Announcement              PG&E Reorganization
                                     March 2001                 April 6, 2001                     September 20, 2001
                                   --------------           -----------------------------        --------------------
Change in Market Value of           -56%    -$5.8              -39%             -$1.7              17%           $1.0
 PG&E Corp. Shares [1]

Adjusted for Returns on the         -59%    -$6.3           -20% to -44%    -$1.0 to -$2.1      11% to 15%   $0.7 to $0.9
Stock Market, Other Electric
and Gas Utilities and Sempra
Energy [2]

Adjusted for Returns on Edison      -n.a.-  -n.a.-          -16% to -28%    -$0.8 to -$1.4       3% to 12%   $0.2 to $0.8
International Shares [3]

Notes:
[1]:  Workpapers SCM/ALK-1 to SCM/ALK-3.
[2]: Table C-2, Panel A; Table C-3, Panel B; and Table C-4, Panel B. [3]: Table C-3, Panel A; Table C-4, Panel A.

Q.   What was the value loss when PG&E announced bankruptcy in April, 2001?

A. Panel B of Table 1 measures this loss. The first row measures the loss on the announcement date (April 6, 2001), and on April 9, the first trading day after the announcement. The loss was 39%, or $1.7 billion. The second row of Panel B measures losses adjusted for changes in the stock market, the electric and gas utility index and Sempra. The losses range from 20 to 44%, and from $1.0 to $2.1 billion, depending on the period examined./5/

     The third row of Panel B shows the range of value losses adjusted for the contemporaneous changes in the prices of the shares of SCE's parent, Edison International. This is a particularly useful comparison, because SCE is a California utility that suffered the same types of losses, setbacks and financial distress as PG&E, but did not end up in bankruptcy. Comparing the stock price changes of PG&E Corp. and Edison International helps to show the impact of bankruptcy per se. These adjusted losses are 16 to 28%, or $0.8 to $1.4 billion, again depending on the period examined./6/

__________________

/5/ We examined the adjusted losses on April 6, 2001 and on April 9, and also losses for event periods including up to three days before and after April 6.

/6/ The value losses in Panel B are conservative measures of PG&E's actual bankruptcy costs to the extent that investors anticipated the risk of bankruptcy before the actual event. Also, PG&E's bankruptcy may have adversely affected the value of Edison International shares.

     PG&E Corp.'s market value at the start of November, 2000 was about $10.8 billion. The losses in equity value reported in Panels A and B of Table 1 add up to $7.1 to $8.4 billion, about two-thirds to three-quarters of initial value. PG&E's lenders suffered additional value losses, which we have not tried to quantify./7/

Q. What are the financial consequences of PG&E's getting out of financial distress and bankruptcy via the Plan?

A. An equivalent measurement is not yet possible, since PG&E remains in bankruptcy. However, Panel C of Table 1 measures the impact of PG&E's announcement of the Plan on PG&E Corp.'s stockholders. The equity value rose by a billion dollars when the Plan was announced. The second and third rows of Panel C show value losses adjusted using the same benchmarks used in Panel B. Announcement of the Plan caused an adjusted increase in PG&E Corp.'s equity value of about $500 million. Therefore, we believe that the financial consequences of actual implementation of the Plan will be material and positive.

__________________

/7/ However, see the testimony of PG&E witness James K. Asselstine. The increases in interest rates he describes translate directly into losses to existing bondholders.

IV.  SPECIAL ISSUES RAISED BY PG&E'S FINANCIAL DISTRESS

Q.   What is the purpose of this section of your testimony?

A. PG&E's financial distress is unusual, compared to a typical unregulated firm in financial distress. That has implications for the nature and magnitude of the costs of financial distress, and implications for the public interest. This section discusses these implications.

Q.   Why is PG&E's financial distress unusual?

A.   PG&E's financial distress is unusual in at least four ways:

     . PG&E would probably have been in financial distress even if it had no debt at all; the distress is not due to imprudent financing.

     . The source of the financial distress was not an impairment in the long-run, economic value of PG&E's assets. It was the outcome of a transition in the legal and regulatory rules governing PG&E and the electric power industry, combined with unanticipated supply shortages and dramatic short-run increases in wholesale power costs in California.

     . The actual value of PG&E's assets post-bankruptcy, and hence the company's ability to emerge from bankruptcy successfully, will depend crucially on the legal and regulatory rules that govern the assets in the future.

     . The public interest is affected by the terms on which PG&E emerges from bankruptcy.

Q. Why do you say that PG&E's financial distress was not caused by imprudent borrowing?

A. In 1998, PG&E had pre-tax operating income of $1.9 billion on revenues of $8.9 billion. In 1999, its pre-tax operating income was about $2 billion, on revenues of $9.2 billion. In 2000, it had a pre-tax operating loss of $5.2 billion on revenues of $9.6 billion. Its book common equity went from $5.8 billion in 1999 to $1.4 billion in 2000. Yet its interest expense in 2000 was only $0.62 billion, with $0.19 billion of interest income as an offset./8/ PG&E's financial distress was not driven primarily by the burden of servicing its debt.

Q. Why do you state that PG&E's financial distress was not caused by an impairment in the long-run value of its assets?

A. The assets themselves have not yet been affected by PG&E's financial troubles. Electricity and gas remain highly valued services, and no technological breakthrough has rendered PG&E's assets or operations obsolescent. Therefore, most of the decline in PG&E's value

____________

/8/ For the financial results cited in this answer, see PG&E Corporation 2000 Financial and Statistical Report, pp. 11-13.

     must be attributed to financial and regulatory problems, not to a decline in PG&E's potential going-concern value.

Q.   Why is that important?

A. The typical bankruptcy occurs when the value of the company's assets falls below the face value of its outstanding debt. A normal plan of reorganization must address this loss in asset value and determine how to allocate that loss among the potential claimants. Impairment of asset value is not the source of PG&E's financial distress and bankruptcy, yet the value loss to investors has been very large. An effective plan of reorganization for PG&E clearly will have to solve the special issues raised by its financial distress.

Q.   What did cause PG&E's financial distress?

A. Our task here is to assess the consequences of PG&E's financial distress, in order to understand the financial implications of the Commission's approval or disapproval of the transactions contemplated by the Plan. For this purpose, it is enough to note the following. First, it is extremely unlikely that PG&E's current financial distress would have occurred absent the change in the legal and regulatory rules governing electric utilities, away from traditional regulation and towards deregulation of electric generation. We intend this as an observation of what happened, not a criticism of the decision to unbundle and partially deregulate the industry. In the same spirit, we believe the disruptions of the California power market in 2000 and 2001 were unanticipated, for the simple reason that if they had been foreseen, the legal and regulatory rules doubtless would have been designed to avoid or mitigate the problems.

     Thus, we attribute the cause of the financial distress to the combination of the change in rules and unanticipated market conditions, which led to massive losses and great uncertainty about future regulation. The lesson in this for our purposes is that the future legal and regulatory rules are very important to PG&E's ability to emerge from bankruptcy on financially sound terms.

Q.   Why are the future legal and regulatory rules so important?

A. The past legal and regulatory rules associated with the transition to restructured power markets, coupled with the unanticipated economic conditions, are the source of PG&E's financial distress, not a fundamental impairment in asset values. Therefore, investors will pay close attention to the new rules, especially since the transition will continue.

     The issue here is whether the level and security of the cash flows produced by PG&E's assets will be sufficient to attract capital on reasonable terms, given the risks that have now been revealed. Now that the potential costs of financial distress have been so painfully manifest, investors will demand compensation for the risk of having to bear similar costs in the future. The level of this compensation will depend chiefly on the details of the new legal and regulatory arrangements for PG&E's successor companies. The higher and the more secure the cash flows PG&E's successor companies can expect post-bankruptcy, and the sooner PG&E emerges from bankruptcy, the lower PG&E's successors' capital costs going forward.

Q.   How do you know this?

A. This is an elementary, universally accepted foundation of modern finance. Investors demand compensation to bear risk. The more risk they bear, the more compensation they demand. This principle has been embodied in court decisions as well./9/ Moreover, in this present case, the risks facing investors are evident in the value losses to PG&E shareholders. These value losses are reported in Table 1 above.

     The long-run legal and regulatory rules that will govern power markets in California remain uncertain. California itself has taken steps in response to recent power market conditions that remain controversial./10/ We do not need to take sides in this debate to observe that given the present circumstances, it would be very surprising indeed if investors were not

________________

/9/ The typical citations on this point include at least Bluefield Waterworks & Improvement Co. v. Public Service Commission, 262 U.S. 678 (1923), and Federal Power Commission v. Hope Natural Gas, 320 U.S. 591 (1944).


/10/ The role of the California Department of Water Resources in power procurement is an example.

     concerned that future legal or regulatory developments in California could expose them to additional losses. Therefore, we believe that investors in PG&E's successor corporations will demand lower rates of return if the return of and on investors' capital is subject to Commission rather than California regulation. Mr. Asselstine's testimony confirms this point.

Q. Why is it unusual for the public interest to be affected by the terms on which PG&E emerges from bankruptcy?

A. Post-reorganization investment incentives would not be a matter of public consequence in most bankruptcies. Investors are, for the most part, consenting adults who are free to supply capital to reorganized companies on whatever terms make mutual sense. There is typically no reason for public intervention. The failure of one company, while painful for those involved, also opens opportunities for others.

     The circumstances here clearly differ. The adequacy, quality and cost of the electric power system depend on the ability of PG&E's successor companies to make large new capital investments, for example in electricity transmission capacity. Such investments benefit the public. If PG&E's successors emerge from bankruptcy with weak or unstable capital structures, such investments may be curtailed or foregone. The investments that are made will be more costly to finance.

Q.   Please sum up the implications of this section.

A. PG&E's financial distress and subsequent bankruptcy are atypical and engender atypical concerns. Any plan of reorganization will have to address those concerns, especially the security of investor cash flows under the post-bankruptcy rules. Failure to do so will lead to public interest consequences that we address in the final section of our testimony.

V.   IMPLICATIONS FOR THE PUBLIC INTEREST

Q. What does finance say about the specific public interest benefits of the Plan?

A.   The benefits include:

     .  resumption of normal operation.

     .  elimination of the direct costs of bankruptcy and reorganization.

     . access to financial markets at reasonable or minimized required returns on capital. This reduces capital charges imposed on consumers, and allows the company to proceed with necessary and productive capital investments.

     We covered these points above. This section provides more detail, particularly on the Plan's effects on the cost and availability of capital.

Q.   Why is resumption of normal operations in the public interest?

A. Because PG&E provides vital services, there is an obvious public benefit when PG&E resumes normal operations. This benefit accrues not just to PG&E and its customers, but its suppliers as well. (For example, Mr. Harvey's testimony documents some of the problems PG&E's suppliers now face.)

Q. Why is elimination of the costs of financial distress in the public interest?

A. Costs of financial distress waste resources which could be put to some other valuable economic or social purpose. Minimizing these costs is therefore in the public interest.

     PG&E's costs of financial distress affect its customers and the California economy generally. In the medium and long run, efficient and reliable electric and gas service is endangered if management's time and effort is soaked up by a continuing financial crisis, and if capital investments are curtailed.

     Financial distress and bankruptcy also affect companies' suppliers. Suppliers are unwilling to sell on normal terms while the problem persists, and they may end up not being paid in full for goods or services already supplied. Of course, employees are affected as well, if PG&E remains in financial distress.

Q.   How does PG&E's emergence from bankruptcy affect its cost of capital?

A. In actual bankruptcy, the Company's cost of capital is effectively irrelevant, since discretionary capital is unavailable. Moreover, its cost of capital would remain unusually high even after emergence from bankruptcy if the plan of reorganization leaves it vulnerable to further financial distress.

Q.   Why is that?

A. Unregulated companies sometimes voluntarily adopt capital structures that leave them with "junk" credit ratings. Examples include leveraged buyouts and, sometimes, reorganizations following bankruptcy. But the intent in such cases is to pay off the low-grade debt as quickly as possible. If things go well, the value of the company climbs quickly and creditors can be repaid. If not, the company ends up in bankruptcy (or back in bankruptcy). This strategy can make economic sense, despite the risks involved, if there is a chance that with good management the company's value can be significantly enhanced. If so, shareholders can pay off the debt, with money left over for an "upside" return offsetting the risk of failure.

     This high-debt strategy is very costly for a regulated utility. A utility's value is purposefully held down by imposition of cost-based rates. The upside outcome that permits rapid payoff of low-grade bonds is foreclosed, so a utility that emerges from bankruptcy with a low-grade credit rating may have to live with the consequences indefinitely.

     Rational lenders will recognize this prospect and charge more than they would to an otherwise identical, unregulated company.

     A similar problem arises for equity investors in regulated firms with substandard credit ratings. Equity investors cannot afford to accept a low return in the short run if the upside outcome is ruled out by regulation. The equity investors would need the equivalent of a "default premium," quite possibly an even larger premium than the low-grade bondholders demand./11/ Thus, if PG&E were to emerge from bankruptcy with low-grade debt, its costs of both debt and equity capital would be especially high, for an especially long period, relative to an otherwise comparable unregulated company.

Q.   What do you mean by "otherwise comparable"?

A. We mean a company that has the same value of assets, the same variability of intrinsic asset value, and the same capital structure on emergence from bankruptcy. The point is that rate regulation truncates the upside potential for the value of the assets. If the companies start out with the same "bell-shaped curve" of possible asset values, the utility's curve gets chopped off on the high-value side by rate regulation. Rational investors will take that into account, through a higher default premium in

______________________

/11/ Exhibit No. PGE-7-1D contains an additional discussion of this point.

     the return required by equity investors. This is a simple application of the principle that there is no such thing as a free lunch.

Q. Rate regulation has always affected utility returns. Why is this any different?

A. Rate regulation normally also truncates the low-value side of the distribution of a utility's possible asset values. Utilities normally get rate relief, rather than falling into financial distress and bankruptcy. As long as investors believe that regulation will provide protection on the downside, there is no need to demand an unusually high default premium for debt or the equity equivalent. But if PG&E emerges with a low-grade credit rating, it will be an unusual investor who does not worry that it will slip back into financial distress and bankruptcy. Such worry translates directly into a higher required rate of return on capital.

Q.   What credit rating would be "low-grade," as you use the term?

A. Debt quality is a continuum that rating agencies translate into discrete grades, so an exact answer is impossible. At least "investment grade" debt rating/12/ would be best for PG&E's successor companies, because it opens a wider market of potential buyers. We understand that the Plan is expected to achieve investment grade debt for all four of the new entities

________________

/12/ That is, BBB- or better in the Standard & Poor's rating system and Baa3 or better in Moody's.

     that will own PG&E's existing lines of business,/13/ and we believe that to be a very important goal. The lower the grade, the worse will be the problems we have just described.

Q.   Why is a higher required return on capital against the public interest?

A. It would harm the public interest in one or both of two ways. (1) The required returns for investments actually made will be abnormally high, which translates directly into high rates to customers, because rates are cost-based. (2) Some investments that would be beneficial to customers and would be made at normal capital costs will not be worthwhile, given the returns actually required by investors. Investment cutbacks eventually reduce the overall quality or adequacy of service.

     The latter effect can be particularly costly. PG&E has been able to maintain service during its financial distress in part because utility assets are very long-lived and therefore take a long time to decay. But by the same token, once such assets decay, it can take a long time and a lot of money to fix them. Customers pay the cost of such decay, either through high prices, poor service, or both./14/ The longer PG&E faces excessive capital costs due to

__________________

/13/ See the testimony of PG&E witnesses Harvey, Asselstine and Joseph G.
     Sauvage.

/14/ The Commission itself has already had to deal with the high cost of trying to fix an inadequate, capital-intensive system in a hurry, see Removing Obstacles to Electric Generation and Natural Gas Supply in the Western United States, 95 FERC (P) 61,225 (May 16, 2001).

     ongoing financial distress, the greater the risk that its assets and operations will suffer in ways that are very costly to reverse.

Q.   Can you give an example where such decay actually occurred?

A. Yes. The northeastern railroads suffered financial distress that culminated in the bankruptcy of the Penn Central system (and others that depended on it) in 1970. Normal bankruptcy procedures were deemed inadequate to preserve the public interest in an effective rail network, and Conrail was formed by Congress to take over and operate the assets of the bankrupt railroads in 1974. In its initial years, Conrail spent about $3.5 billion reversing the effects of "deferred maintenance" on the predecessor companies' rail systems./15/

Q.   Is inadequate investment a problem only in the long run?

A. No. Ongoing power industry restructuring prompts immediate concern over inadequate investment. The ongoing transition to a new, unbundled and partially deregulated industry structure necessitates new investments. As one example, the electric transmission grid was designed and built in a regulatory environment in which the highest price paid for power depends on the operating cost of the marginal generating unit. Now prices can be, and have

___________________

/15/ See Jeffrey R. Orenstein, United States Railroad Policy:  Uncle Sam at the
     Throttle, Chicago: Nelson-Hall, 1990.

     been, many times that amount. Even if the transmission grid were optimally designed and sized under the old rules, it will be inadequate under the new rules, when the value to society of avoiding a sustained "load pocket" can be much higher than before.

     There are recent expressions of concern about investment in the electric transmission system./16/ The Commission has stated:

          It appears that the planning and construction of transmission and transmission-related facilities may not be keeping up with increased requirements. According to NERC, "business is increasing on the transmission system, but very little is being done to increase the load serving and transfer capability of the bulk transmission system." The amount of new transmission capacity planned over the next ten years is significantly lower than the additions that had been planned five years ago, and most of the planned projects are for local system support./17/

     Companies in ongoing financial distress cannot respond appropriately to such investment needs. Thus, ongoing financial distress for PG&E could be particularly costly during this time of transition in the industry.

___________________

/16/ See, for example, North American Electric Reliability Council, "Reliability
     Assessment 2000-2009, The Reliability of Bulk Electric Systems in North America," October 2000, and Eric Hirst, "Expanding U.S. Transmission Capacity," July 2000.

/17/ Regional Transmission Organizations, Order No. 2000, FERC Stats. & Regs.
     [Regs. Preambles 1996-2000] 31,089 at 30,998 (2000), order on reh'g, Order
     No. 2000-A, FERC Stats. & Regs. [Regs. Preambles 1996-2000] 31,092 (2000),
     appeal docketed sub nom. Pub. Util. Dist. No. 1 v. FERC, No. 00-1174, et al., (D.C. Cir. Sept.8, 2000).

     There are other potential short-run investment problems. Rejection, significant delay or modification of the Plan could also lead PG&E's existing creditors to wonder whether they should reconsider the ongoing transformation of liquid assets (e.g., cash) to illiquid assets (e.g., capital investment to serve new PG&E customers). If the rejection left creditors worried that some of these illiquid assets are at risk of non-recovery of costs, they might decide they would be better off petitioning the bankruptcy court to cut back PG&E's current capital expenditures.

Q. In what ways does the Plan help avoid excessive required rates of return on capital?

A. A basic feature of the Plan is the separation of the various lines of PG&E's existing businesses into individually financed companies, three of which come under Commission jurisdiction. We have concluded that this makes good financial sense. First, this reduces uncertainty and information costs for investors in all of the businesses, lowering the cost of capital. Second, given the widely reported ongoing controversies in California, we believe that investors will demand a lower cost of capital for assets under Federal regulation. (Mr. Asselstine's testimony confirms our prediction.) Thus, it makes sense to arrange the transmission and generation assets so this happens, as PG&E's Plan does.

     The separation of PG&E's existing businesses also makes financial sense for Reorganized PG&E. Effectively all of its assets will be devoted to essential retail services. Investors in Reorganized PG&E should be able to rely on the essential nature of these services, and the stable cash flows they should generate, as reassurance of an adequate return, despite the ongoing uncertainties in California. Also, the power purchase agreement between Gen and Reorganized PG&E will provide a substantial fraction of Reorganized PG&E's power requirements at prices substantially lower than market prices during the California electricity crisis.

VI.  SUMMARY OF CONCLUSIONS

Q.   Please summarize your conclusions.

A. At the outset, we said our testimony required us to answer three questions. Here are those questions and the conclusions we have reached on them:

     1. What are the financial consequences of PG&E's current financial distress and bankruptcy?

     Answer: Careful statistical analysis demonstrates that the financial consequences of PG&E's financial distress and bankruptcy to shareholders are in the range of $7.1 to $8.4 billion. This is on the order of two-thirds to three-quarters of PG&E Corp.'s pre-distress market value. Bondholders lost as well.

     2. What are the financial consequences of PG&E's getting out of financial distress and bankruptcy via the Plan?

     Answer: We cannot measure this fully, because PG&E is not yet out of bankruptcy. However, the mere announcement of PG&E's Plan increased the value of PG&E Corp. by about $500 million. Approval and implementation of the Plan would be good news, for the public interest as well as investors.

     3.   How does the Plan affect the public interest?

     Answer: Normally the costs of financial distress and bankruptcy are not matters of public interest. Here they are, because PG&E is a regulated company that provides services vital to the public. Our main findings are:

     . PG&E was driven into financial distress and bankruptcy because of a transition in the legal and regulatory rules governing the Company and the electric power industry, combined with an unanticipated set of economic circumstances associated with that transition. The problem is not a drop in the long-run economic value of PG&E's assets or an imprudent financing policy.

     . The actual value of PG&E's assets post-bankruptcy, and hence the Company's ability to emerge from bankruptcy successfully, will depend crucially on the legal and regulatory rules that govern the PG&E's assets in the future.

     . The Plan will relieve PG&E's successor companies of the costs of financial distress and enable them to resume full operations. For example, Reorganized PG&E will be able to enter new contracts with power producers.

     . The Plan will permit the four PG&E's successor companies to access capital markets immediately at reasonable costs of capital, and eventually at costs of capital at or near the practical minimums.

     . If PG&E were to emerge from bankruptcy with a below-investment-grade bond rating, it would face higher required returns on capital than an otherwise comparable unregulated company. The higher required returns could persist for a long time.

     . Higher-than-necessary capital costs for utilities are against the public interest. Customers have to pay too much for the investments that are made, and some investments that would make sense at the normal returns required by investors will not be made, lowering the overall quality or adequacy of service. The longer PG&E faces excessive required returns due to ongoing financial distress, the greater the risk its capital stock will suffer in ways that are very costly to reverse. Customers pay the cost of such decay, either through high prices, poor service, or both.

     . Ongoing financial distress for PG&E could be particularly costly during this time of the electric power industry's ongoing transition to a new, unbundled and partially deregulated market structure. Companies in ongoing financial distress cannot respond promptly to the investments that such a transition requires.

     . The corporate and regulatory structure in PG&E's Plan is a key to this outcome. It makes sense to separate the assets by line of business, which lowers uncertainty and information costs. It makes sense to put lines of business within federal jurisdiction where possible. The Plan will also benefit the gas and electric distribution businesses, which remain within CPUC jurisdiction. The essential nature of those businesses should reassure investors about the adequacy of their return, despite the ongoing uncertainties in California.

     . Investors in utilities and in suppliers to utilities (e.g., power producers), both in California and nationwide, will see that the legal and regulatory system can deal even with the most serious financial crisis rapidly and efficiently. While difficult to quantify, the resulting reduction in uncertainty will lower the returns required by investors in utility and utility-related investments generally.

Q.   Does this complete your direct testimony?

A.   Yes.